Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on December 8, 2015

The Fund held an annual meeting of shareholders (the "Meeting") on December 8, 2015 to vote on the following matters:

(1) To elect six Directors to the Fund's Board of Directors, to be elected by the holders of the Fund's common stock to serve until the Annual Meeting of Stockholders in 2016 and until their successors have been duly elected and qualified;

Quorum
Common Stock
The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of October 20, 2015) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 88.19% of the common stock outstanding as of the record date were represented in person or by proxy (8,988,966 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

The actual voting results for the agenda items were as follows:

Proposal to elect Marc Lunder as a director:

For: 8,750,634      % of Quorum: 97.35%         % of O/S: 85.85% Withheld: 238,332

Proposal to elect Andrew Dakos as a director:

For: 8,145,133      % of Quorum: 90.61%         % of O/S: 79.91% Withheld: 843,833

Proposal to elect Phillip Goldstein as a director:

For: 8,165,431       % of Quorum: 90.84%           % of O/S: 80.11% Withheld: 823,535

Proposal to elect Ben Harris as a director:

For: 8,737,027          % of Quorum: 97.20%           % of O/S: 85.72% Withheld: 251,939

Proposal to elect Gerald Hellerman as a director:

For: 8,142,978      % of Quorum: 90.59%         % of O/S: 79.89% Withheld: 845,988

Proposal to elect Charles C. Walden as a director:

For: 8,731,887      % of Quorum: 97.14%         % of O/S: 85.66% Withheld: 257,079

*O/S = outstanding shares